Exhibit 99.1

Yiren Digital Receives NYSE Notification Regarding Stock Price Requirement

BEIJING, November 13, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets, today announced that it received a letter dated October 20, 2026, from the New York Stock Exchange (the “NYSE”) notifying the Company that it was not in compliance with the NYSE’s continued listing standard under Section 802.01C of the NYSE Listed Company Manual (the “Price Criteria”) for the average closing price of the Company’s American depositary shares (the “ADSs”) was below US$1.00 per ADS over a consecutive 30-trading-day period.

The Company has six months following receipt of the notification (the “Cure Period”) to regain compliance with the Price Criteria. The Company can regain compliance during the Cure Period if, on the last trading day of any calendar month during that period, its ADSs have both a closing price of at least US$1.00 per ADS and an average closing price of at least US$1.00 per ADS over the 30-trading-day period ending on that day. In the event that at the expiration of the Cure Period, both a $1.00 closing price and a $1.00 average closing price over the preceding 30 trading days are not attained, the NYSE will commence suspension and delisting procedures.

The notification does not immediately affect the Company’s business operations. The Company’s ADSs will continue to be listed and traded on the NYSE subject to compliance with other applicable continued listing standards. The Company will continue to monitor the trading price of its ADSs and consider available measures to regain compliance.

About Yiren Digital

Yiren Digital Ltd. is a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

For further information:

Investor Relations

Email: ir@yiren.com

Piacente Financial Communications
Email: yrd@thepiacentegroup.com